# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GFL Environmental Inc., CIK 0001780232
CUSIP: 36168Q104
Title of class of securities: Subordinate Voting Shares, no par value
Address of issuer's principal executive offices: 100 New Park Place, Suite 500, Vaughan, Ontario Canada (A6), L4K 0H9
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001999371-25-005783
Filed by CIK 0000937567

## Reporting persons
- ONTARIO TEACHERS PENSION PLAN BOARD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 22,450,784; shared voting power 0; sole dispositive power 22,450,784; shared dispositive power 0; aggregate amount beneficially owned 22,450,784 (6.5% of the class)
  Comment: Based on 347,310,981 subordinate voting shares (the "Subordinate Voting Shares") of GFL Environmental Inc. outstanding as of September 30, 2025, as reported on the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 07, 2025.

## Item 1. Issuer
Name of issuer: GFL Environmental Inc.
Address of issuer's principal executive offices: 100 New Park Place, Suite 500, Vaughan, Canada L4K 0H9

## Item 2. Person Filing
Name of person filing: ONTARIO TEACHERS PENSION PLAN BOARD
Address of principal business office or, if none, residence: 160 Front Street West, Suite 3200 Toronto, Ontario, M5J 0G4
Citizenship: OTPP is a corporation incorporated under the laws of the Province of Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
22,450,784

The reported securities are owned by OTPP. Mr. Blake Sumler may be deemed to have power to dispose of the shares held by OTPP because of a delegation of authority from the President and Chief Executive Officer of OTPP to Mr. Sumler, and because of a delegation of authority to the President and Chief Executive Officer of OTPP from the Board of Directors of OTPP, and Mr. Sumler expressly disclaims beneficial ownership of such shares.
Percent of class: 6.5
Sole power to vote or to direct the vote: 22,450,784
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 22,450,784
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ONTARIO TEACHERS PENSION PLAN BOARD: /s/ Jonathan Law, Jonathan Law/Managing Director, Corporate & Investments Compliance (02/13/2026)